DREYFUS PREMIER CORE VALUE FUND

Statement of Investments
March 31, 2005 (Unaudited)

Common Stocks-97.6%	Shares	Value ($)
Basic Industries--3.1%		
Bowater	90,700	3,416,669
Dow Chemical	159,600	7,956,060
E. I. du Pont de Nemours	126,495	6,481,604
International Paper	190,200	6,997,458
		24,851,791
Beverages & Tobacco--1.5%		
Altria Group	182,300	**11,920,597**
Brokerage--7.3%		
Goldman Sachs Group	154,000	16,938,460
J.P. Morgan Chase & Co.	580,700	20,092,220
Merrill Lynch	200,950	11,373,770
Morgan Stanley	166,500	9,532,125
		57,936,575
Broadcasting & Publishing--1.5%		
Time Warner	664,500 a	**11,661,975**
Capital Goods--10.8%		
Boeing	143,900	8,412,394
Eaton	67,400	4,407,960
Emerson Electric	62,060	4,029,556
General Electric	652,100	23,514,726
Nokia, ADR	507,900	7,836,897
Tyco International	644,700	21,790,860
United Technologies	147,800	15,025,348
		85,017,741
Consumer Non-Durables--4.0%		
Coca-Cola	97,200	4,050,324
Colgate-Palmolive	200,300	10,449,651
General Mills	86,800	4,266,220
Jones Apparel Group	100,100	3,352,349
Kraft Foods, Cl. A	177,500	5,866,375
Newell Rubbermaid	169,900 b	3,727,606
		31,712,525
Consumer Services--11.9%		
Advance Auto Parts	125,400 a	6,326,430
CVS	81,200	4,272,744
Clear Channel Communications	419,400	14,456,718
Comcast, Cl. A	239,600 a	8,093,688
DST Systems	148,200 a	6,843,876
Gap	191,100	4,173,624
Liberty Media, Cl. A	870,880 a	9,031,025
McDonald's	221,900	6,909,966
News, Cl. A	349,900	5,920,308
Omnicom Group	129,600	11,472,192
Safeway	357,100 a	6,617,063
Viacom, Cl. B	273,500	9,526,005
		93,643,639
Energy--13.6%		
Apache	111,000 b	6,796,530

BP, ADR	223,500	13,946,400
ChevronTexaco	264,500	15,422,995
ConocoPhillips	133,060	14,349,190
Cooper Cameron	70,800 a	4,050,468
Exxon Mobil	612,732	36,518,827
Schlumberger	76,900	5,419,912
Total SA, ADR	93,600	10,972,728
		107,477,050
Financial--14.4%		
Bank of America	528,436	23,304,028
Citigroup	559,433	25,140,919
Countrywide Financial	148,900	4,833,294
Fannie Mae	95,600	5,205,420
Freddie Mac	177,700	11,230,640
PNC Financial Services Group	75,800	3,902,184
SunTrust Banks	58,600	4,223,302
U.S. Bancorp	255,400	7,360,628
Wachovia	303,900	15,471,549
Washington Mutual	136,300	5,383,850
Wells Fargo	130,100	7,779,980
		113,835,794
Health Care--4.6%		
Boston Scientific	160,600 a	4,703,974
Cardinal Health	70,400	3,928,320
Caremark Rx	136,700 a	5,437,926
IVAX	107,600 a	2,127,252
Medco Health Solutions	97,700 a	4,842,989
PacifiCare Health Systems	36,400 a	2,071,888
Pfizer	123,600	3,246,972
Schering-Plough	208,200	3,778,830
WellPoint	48,100 a	6,029,335
		36,167,486
Insurance--6.8%		
Allstate	94,100	5,087,046
American International Group	237,593	13,165,028
Chubb	54,300	4,304,361
Genworth Financial, Cl. A	399,095	10,983,094
PMI Group	235,400	8,947,554
Prudential Financial	195,200 b	11,204,480
		53,691,563
Merchandising--.6%		
Dollar General	218,600	**4,789,526**
Technology--8.0%		
Automatic Data Processing	299,700	13,471,515
Fairchild Semiconductor, Cl. A	241,400 a,b	3,700,662
Fiserv	132,300 a	5,265,540
Hewlett-Packard	372,700	8,177,038
International Business Machines	82,000	7,493,160
Microsoft	559,200	13,515,864
Oracle	573,100 a	7,152,288
Texas Instruments	163,800	4,175,262
		62,951,329
Telecommunications--1.6%		
Sprint (FON Group)	570,650	**12,982,288**
Transportation--.3%		

Union Pacific	32,000	**2,230,400**
Utilities--7.6%		
ALLTEL	119,295	6,543,331
Dominion Resources	59,400	4,421,142
Edison International	137,300	4,767,056
Entergy	56,400	3,985,224
Exelon	191,300	8,778,757
PG&E	130,800	4,460,280
PPL	83,900	4,529,761
TXU	38,000	3,025,940
Verizon Communications	429,356	15,242,138
Vodafone Group, ADR	158,700	4,215,072
		59,968,701
Total Common Stocks		
(cost $644,862,844)		**770,838,980**

	Shares	Value ($)
Investment of Cash Collateral		
for Securities Loaned-2.8%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $22,243,500)	22,243,500 c	**22,243,500**

Total Investments (cost $667,106,344)	**100.4%**	**793,082,480**
Liabilities, Less Cash and Receivables	**(.4%)**	**(3,363,734)**
Net Assets	**100.0%**	**789,718,746**

ADR - American Depository Receipts.

a   Non-income producing.

b   All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities
    on loan is $21,774,606 and the total market value of the collateral held by the fund is $22,243,500.

c   Investment in affiliated money market mutual funds.

d   Securities valuation policies and other investment related disclosures are hereby incorporated by reference
    the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER LIMITED TERM HIGH YIELD FUND

Statement of Investments

 March 31, 2005 (Unaudited)

	Prinicipal Amount ($)	Value ($)
Bonds and Notes - 94.7 %		
Advertising - .9%		
RH Donnelley Finance:		
Sr. Notes, 8.875%, 2010	783,000 a	857,385
Sr. Sub. Notes, 10.875%, 2012	3,402,000 a	3,937,815
		4,795,200
Aerospace & Defense - 1.9%		
Argo-Tech,		
Sr. Notes, 9.25%, 2011	1,470,000	1,587,600
Armor,		
Sr. Sub. Notes, 8.25%, 2013	2,250,000	2,435,625
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	524,000 a	526,620
Transdigm,		
Sr. Sub. Notes, 8.375%, 2011	2,500,000	2,578,125
Vought Aircraft Industries,		
Sr. Notes, 8%, 2011	2,800,000	2,772,000
		9,899,970
Agricultural - .2%		
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	755,000	**894,675**
Airlines - .9%		
AMR,		
Debs., 9.75%, 2021	200,000	132,000
Delta Airlines,		
Pass-Through Ctfs., Ser. 2001-1, Cl. B, 7.711%, 2013	1,575,000	892,060
Northwest Airlines:		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	1,591,291	1,324,694
Sr. Notes, 10%, 2009	2,402,000 b	1,513,260
United AirLines,		
Enhanced Pass-Through Ctfs., Ser. 1997-1A, 1.646%, 2049	690,749 c	638,373
		4,500,387
Auto Manufacturing - .3%		
Navistar International,		
Sr. Notes, 7.5%, 2011	1,601,000 b	**1,621,013**
Automotive, Trucks & Parts - .9%		
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	544,000	535,840
HLI Operating,		
Sr. Notes, 10.5%, 2010	350,000 b	327,250
Tenneco Automotive,		
Sr. Secured Notes, Ser. B, 10.25%, 2013	1,200,000	1,344,000
United Components,		
Sr. Sub. Notes, 9.375%, 2013	768,000	769,920
Visteon		
Sr. Notes, 8.25%, 2010	1,800,000	1,719,000
		4,696,010

Building & Construction - 2.1%

Asia Aluminum,		
Secured Notes, 8%, 2011	601,000 a	579,965
Goodman Global,		
Sr. Sub. Notes, 7.875%, 2012	524,000 a,b	482,080
K Hovnanian Enterprises,		
Sr. Sub. Notes, 8.875%, 2012	1,000,000 b	1,075,000
KB Home,		
Sr. Sub. Notes, 7.75%, 2010	2,000,000	2,112,896
Owens Corning:		
Bonds, 7.5%, 2018	394,000 d	257,085
Notes, 7%, 2009	3,500,000 d	2,257,500
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	1,573,000	1,525,810
WCI Communities,	2,300,000	2,504,125
Sr. Sub. Notes, 10.625%, 2011		**10,794,461**

Chemicals - 6.0%

Crompton,		
Sr. Notes, 9.875%, 2012	3,678,000	4,229,700
Huntsman:		
Sr. Secured Notes, 11.625%, 2010	362,000	425,350
Sr. Sub. Notes, 9.875%, 2009	524,000	568,540
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	5,389,000	5,631,505
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	4,153,000	4,464,475
OM Group,		
Sr. Sub. Notes, 9.25%, 2011	3,600,000	3,726,000
PQ,		
Sr. Sub. Notes, 7.5%, 2013	325,000 a	321,750
Resolution Performance Products/Capital,		
Sr. Secured Notes, 8%, 2009	749,000	790,195
Rhodia:		
Sr. Notes, 7.625%, 2010	3,267,000 b	3,234,330
Sr. Notes, 10.25%, 2010	5,583,000 b	6,113,385
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	1,506,000	1,679,190
		31,184,420

Commercial Services - 1.1%

Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	1,037,000	1,176,995
Corrections Corp. of America		
Sr. Notes, 6.25%, 2013	2,850,000 a	2,750,250
United Rentals North America,		
Sr. Sub. Notes, 7.75%, 2013	1,800,000 b	1,755,000
		5,682,245

Consumer Products - 1.1%

Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	1,604,000 b	1,371,420
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	1,944,000	1,895,400
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	2,546,000 b	2,660,570
		5,927,390

Diversified Financial Services - 2.2%

BCP Caylux Holdings Luxembourg SCA,		
Sr. Sub. Notes, 9.625%, 2014	2,438,000 a,b	2,791,510
Finova,		
Notes, 7.5%, 2009	2,964,780	1,297,091
Glencore Funding,		
Notes, 6%, 2014	1,375,000 a	1,309,848
K&F Acquisition,		
Sr. Sub. Notes, 7.75%, 2014	645,000 a	628,875
Stena,		
Sr. Notes, 7.5%, 2013	1,001,000	995,995
Trump Casino Holdings/Funding,		
First Priority Mortgage Notes, 12.625%, 2010	3,982,000	4,350,335
		11,373,654

Electric Utilities - 7.2%

Allegheny Energy Statutory Trust 2001:		
Secured Notes, 10.25%, 2007	3,572,546 a	3,965,526
Secured Notes, 13%, 2007	188,453 a	212,010
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	6,827,000 a,b	7,270,755
Notes, 7.8%, 2011	1,090,000	1,136,325
CMS Energy,		
Sr. Notes, 9.875%, 2007	2,862,000	3,119,580
Calpine:		
Secured Notes, 8.5%, 2010	2,265,000 a	1,789,350
Secured Notes, 8.75%, 2013	2,000,000 a	1,520,000
Secured Notes, 9.875%, 2011	1,003,000 a	797,385
Calpine Generating:		
Secured Notes, 9.14%, 2010	960,000 b,c	940,800
Secured Notes, 12.39%, 2011	264,000 b,c	253,440
FPL Energy National Wind,		
Notes, 6.125%, 2019	960,000 a	954,878
Mirant,		
Sr. Notes, 7.4%, 2004	1,814,000 a,b,d	1,423,990
Nevada Power:		
Mortgage Bonds, Ser. A, 8.25%, 2011	1,321,000	1,472,915
Mortgage Notes, 6.5%, 2012	483,000	501,113
Notes, Ser. E, 10.875%, 2009	1,184,000	1,332,000
Reliant Energy,		
Sr. Secured, Notes, 9.25%, 2010	5,023,000	5,399,725
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 2012	1,150,000	1,173,000
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	1,910,000	2,043,700
TXU,		
Notes, 5.55%, 2014	2,625,000 a	2,495,170
		37,801,662

Electrical & Electronics - 1.6%

Dresser,		
Sr. Sub. Notes, 9.375%, 2011	2,088,000	2,223,720
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	2,485,000	2,714,862
Imax,		
Sr. Notes, 9.625%, 2010	1,002,000 b	1,077,150
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	497,000	514,395
Stoneridge,		
Sr. Notes, 11.5%, 2012	1,825,000	2,030,313
		8,560,440

Entertainment - 1.5%

Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	1,768,000 b	1,942,590
Cinemark USA,		
Sr. Sub. Notes, 9%, 2013	90,000	98,100
Intrawest,		
Sr. Notes, 7.5%, 2013	2,656,000	2,675,920
Penn National Gaming,		
Sr. Sub. Notes, 6.75%, 2015	640,000 a	633,600
Six Flags,		
Sr. Notes, 9.625%, 2014	990,000 b	918,225
Vail Resorts,		
Sr. Sub. Notes, 6.75%, 2014	1,500,000	1,477,500
		7,745,935

Environmental Control - 2.7%

Allied Waste:

Secured Notes, 6.375%, 2011	703,000	657,305
Sr. Notes, Ser. B, 8.5%, 2008	3,109,000	3,202,270
Sr. Notes, Ser. B, 8.875%, 2008	6,308,000	6,552,435
Sr. Notes, Ser. B, 9.25%, 2012	1,054,000	1,133,050

Geo Sub,

Sr. Notes, 11%, 2012	1,090,000	1,122,700

IMCO Recycling Escrow,

Sr. Notes, 9%, 2014	259,000 a	273,245

Synagro Technologies,

Sr. Sub. Notes, 9.5%, 2009	1,030,000 b	1,125,275
		14,066,280

Food & Beverages - 3.3%

Agrilink Foods,

Sr. Sub. Notes, 11.875%, 2008	257,000	267,922

American Seafoods,

Sr. Sub. Notes, 10.125%, 2010	2,875,000	3,105,000

Corn Products International:

Sr. Notes, 8.25%, 2007	1,065,000	1,150,263
Sr. Notes, 8.45%, 2009	1,065,000	1,202,605

Del Monte,

Sr. Sub. Notes, 8.625%, 2012	1,031,000	1,121,213

Dole Food:

Debs., 8.75%, 2013	780,000	838,500
Sr. Notes, 8.625%, 2009	1,005,000	1,060,275
Sr. Notes, 8.875%, 2011	1,558,000	1,682,640

Ingles Markets,

Sr. Sub. Notes, 8.875%, 2011	400,000	412,000

Land O'Lakes,

Sr. Notes, 8.75%, 2011	1,373,000 b	1,376,433

National Beef Packing,

Sr. Notes, 10.5%, 2011	1,021,000 b	1,046,525

Pinnacle Foods,

Sr. Sub. Notes, 8.25%, 2013	1,345,000	1,156,700

Stater Brothers,

Sr. Notes, 8.125%, 2012	2,970,000 b	2,880,900
		17,300,976

Gaming & Lodging - 7.3%

HMH Properties,

Sr. Notes, Ser. B, 7.875%, 2008	699,000	716,475

Inn of the Mountain Gods Resort & Casino,

Sr. Notes, 12%, 2010	3,234,000	3,816,120

Isle of Capri Casinos,

Sr. Sub. Notes, 9%, 2012	1,050,000 b	1,147,125

Kerzner International,

Notes, 8.875%, 2011	3,462,000	3,730,305

MGM Mirage,

Notes, 8.5%, 2010	1,988,000	2,186,800

Mandalay Resort,

Sr. Notes, 6.5%, 2009	2,024,000 b	2,054,360

Mohegan Tribal Gaming Authority:

Sr. Notes, 6.125%, 2013	2,800,000 a	2,758,000
Sr. Sub. Notes, 6.375%, 2009	2,048,000 b	2,042,880

Park Place Entertainment:

Sr. Sub. Notes, 7.875%, 2005	2,348,000	2,403,765
Sr. Sub. Notes, 7.875%, 2010	1,266,000 b	1,386,270
Sr. Sub. Notes, 8.875%, 2008	5,301,000	5,824,474

Resorts International Hotel and Casino,

First Mortgage, 11.5%, 2009	3,274,000	3,744,637

Station Casinos,

Sr. Sub. Notes, 6.5%, 2014	1,500,000 b	1,496,250

Turning Stone Casino Entertainment,

Sr. Notes, 9.125%, 2010	3,104,000 a	3,239,800

Wynn Las Vegas Capital,

First Mortgage Notes, 6.625%, 2014	1,559,000 a	1,488,845
		38,036,106

Health Care - 4.5%

Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	1,069,000	1,186,590
Coventry,		
Sr. Sub. Notes, 8.125%, 2012	175,000	190,750
DaVita,		
Sr. Sub. Notes, 7.25%, 2015	1,450,000 a	1,428,250
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	658,000 b	722,977
Healthsouth:		
Sr. Notes, 6.875%, 2005	1,001,000 b	993,493
Sr. Notes, 7%, 2008	2,964,000	2,897,310
Medex,		
Sr. Sub. Notes, 8.875%, 2013	2,500,000	2,837,500
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	2,741,000	3,059,641
Tenet HealthCare:		
Notes, 7.375%, 2013	2,868,000 b	2,717,430
Sr. Notes, 9.875%, 2014	4,249,000	4,440,205
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	3,340,000 b	3,298,250
		23,772,396

Machinery - 2.0%

Case New Holland:		
Sr. Notes, 6%, 2009	1,090,000 a	1,040,950
Sr. Notes, 9.25%, 2011	5,566,000 a	5,955,620
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	3,715,000 a	3,659,275
		10,655,845

Manufacturing - 1.2%

Bombardier,		
Notes, 6.3%, 2014	1,500,000 a,b	1,267,500
JB Poindexter,		
Sr. Notes, 8.75%, 2014	2,181,000 a	2,181,000
Polypore:		
Sr. Discount Notes, 0/10.50%, 2012	2,435,000 a,b,e	1,424,475
Sr. Sub. Notes, 8.75%, 2012	1,371,000	1,288,740
		6,161,715

Media - 10.4%

Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	1,921,000 d	1,613,640
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	1,000,000	1,035,000
CSC Holdings:		
Sr. Notes, 7.875%, 2007	1,977,000	2,065,965
Sr. Notes, Ser. B, 7.625%, 2011	2,000,000 b	2,090,000
Sr. Notes, 8.125%, 2009	750,000	795,000
Charter Communications Holdings:		
Sr. Discount Notes, 0/11.75%, 2011	4,431,000 b,e	3,079,545
Sr. Notes, 8.75%, 2013	4,130,000 b	4,150,650
Sr. Notes, 10.25%, 2010	4,494,000	4,606,350
Sr. Notes, 10.75%, 2009	2,890,000 b	2,384,250
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	2,908,000	3,213,340
Sr. Sub. Notes, Ser. B, 12.125%, 2012	2,323,000	2,764,370
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	2,879,000	3,224,480
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	514,000	557,690
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	1,570,000 a	1,742,700
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	1,492,000 e	1,104,080
Sr. Sub. Notes, 10.125%, 2012	1,500,000	1,657,500
Lodgenet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	548,000	600,060
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	2,571,000 e	2,031,090
Sr. Sub. Notes, 7%, 2014	3,248,000	3,085,600
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	3,374,000 d	1,994,877
Radio One,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	250,000	268,750
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	2,605,000	2,819,913
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	4,246,000	4,458,300
Young Broadcasting:		
Sr. Sub. Notes, 8.75%, 2014	2,648,000 b	2,522,220
Sr. Sub. Notes, 10%, 2011	525,000	539,438
		54,404,808

Mining & Metals - 2.3%
AK Steel:

Sr. Notes, 7.75%, 2012	2,636,000 b	2,550,330
Sr. Notes, 7.875%, 2009	2,419,000 b	2,382,715
CSN Islands VIII,		
Sr. Notes, 10%, 2015	1,577,000 a	1,632,195
Consol Energy,		
Notes, 7.875%, 2012	3,553,000	3,908,300
Earle M Jorgensen,		
Sr. Secured Notes, 9.75%, 2012	1,320,000	1,432,200
		11,905,740

Oil & Gas - 6.5%
Coastal:

Notes, 7.625%, 2008	4,733,000 b	4,768,497
Notes, 7.75%, 2010	4,731,000 b	4,754,655
Sr. Debs., 6.5%, 2008	1,067,000	1,050,995
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	540,000 a	523,234
El Paso Production,		
Sr. Notes, 7.75%, 2013	2,040,000	2,075,700
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	1,000,000	1,050,000
Sr. Notes, 9%, 2014	1,632,000	1,754,400
Hanover Equipment Trust:		
Sr. Secured Notes, Ser. A, 8.5%, 2008	3,243,000 b	3,397,043
Sr. Secured Notes, Ser. B, 8.75%, 2011	15,000	15,900
McMoRan Exploration:		
Conv. Sr. Notes, 5.25%, 2011	1,036,000 a	1,477,595
Conv. Sr. Notes, 6%, 2008	5,126,000 a	8,163,155
Petroleum Geo-Services,		
Notes, 10%, 2010	2,500,000	2,818,750
Pogo Producing,		
Sr. Sub. Notes, 6.625%, 2015	2,150,000 a,b	2,160,750
		34,010,674

Packaging & Containers - 3.3%
Crow European,

Sr. Secured Notes, 9.5%, 2011	250,000	275,625
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	1,052,000	1,086,190
Owens-Brockway:		
Sr. Notes, 6.75%, 2014	519,000 a	511,215
Sr. Notes, 8.25%, 2013	515,000	547,187
Sr. Secured Notes, 7.75%, 2011	1,025,000	1,078,813
Sr. Secured Notes, 8.75%, 2012	1,156,000	1,268,710
Sr. Secured Notes, 8.875%, 2009	935,000	1,002,788
Owens-Illinois,		
Debs., 7.8%, 2018	2,000,000	2,045,000
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	1,445,000 e	1,307,725
Sr. Secured Notes, 11.125%, 2009	520,000	522,600
Sr. Sub. Notes, 13%, 2010	1,025,000	871,250
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	1,525,000	1,532,625
Stone Container:		
Sr. Notes, 8.375%, 2012	1,254,000	1,301,025
Sr. Notes, 9.75%, 2011	2,761,000 b	2,968,075
Tekni-Plex,		
Secured Notes, 8.75%, 2013	1,086,000 a,b	1,034,415
		17,353,243

Paper & Forest Products - 3.2%		
Appleton Papers,		
Sr. Sub Notes, Ser. B, 9.75%, 2014	3,104,000	3,259,200
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	1,255,000	1,324,025
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	2,080,000	2,189,200
Sr. Notes, 8.875%, 2010	8,927,000	10,009,399
		16,781,824
Pipelines - 2.4%		
ANR Pipeline,		
Notes, 8.875%, 2010	2,540,000	2,759,484
Dynegy:		
Secured Notes, 9.875%, 2010	5,109,000 a	5,498,561
Secured Notes, 10.125%, 2013	1,794,000 a	1,964,430
Southern Natural Gas,		
Notes, 8.875%, 2010	2,057,000	2,240,690
		12,463,165
Real Estate Investment Trust - 1.3%		
BF Saul,		
Secured Notes, 7.5%, 2014	2,300,000	2,397,750
CB Richard Ellis Services,		
Sr. Sub. Notes, 11.25%, 2011	1,500,000	1,687,500
Host Marriott,		
Sr. Notes, 7%, 2012	2,500,000 b	2,487,500
		6,572,750
Retail - 1.2%		
Dillards,		
Notes, 6.875%, 2005	94,000	94,470
JC Penney,		
Sr. Notes, 8%, 2010	1,706,000	1,714,530
Remington Arms,		
Sr. Notes, 10.5%, 2011	387,000	383,130
Rite Aid,		
Sr. Secured Notes, 8.125%, 2010	1,180,000	1,203,600
Sr. Secured Notes, 12.5%, 2006	1,025,000 b	1,132,625
Saks,		
Notes, 7.5%, 2010	1,052,000	1,025,700
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	955,000	978,875
		6,532,930
Structured Index - .5%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	3,045,000 a,f	**2,882,093**
Technology - 1.8%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	1,514,000	1,820,585
Amkor Technology,		
Sr. Notes, 7.125%, 2011	1,500,000 b	1,271,250
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	3,815,000	3,943,756
Seagate Technology HDD,		
Sr. Notes, 8%, 2009	2,000,000 b	2,135,000
		9,170,591

Telecommunications - 10.5%

American Tower:		
Sr. Notes, 7.125%, 2012	1,561,000	1,561,000
Sr. Notes, 9.375%, 2009	2,087,000	2,201,785
Sr. Sub. Notes, 7.25%, 2011	606,000	628,725
American Tower Escrow,		
Discount Notes, 0%, 2008	510,000	385,050
Crown Castle International:		
Sr. Notes, 7.5%, 2013	2,009,000 b	2,214,922
Sr. Notes, 9.375%, 2011	3,301,000	3,606,342
Sr. Notes, Ser. B, 7.5%, 2013	1,736,000 b	1,913,940
Innova S de RL,		
Notes, 9.375%, 2013	2,035,000	2,263,937
Insight Midwest/Capital,		
Sr. Notes, 10.5%, 2010	2,000,000	2,150,000
Intelsat Bermuda:		
Sr. Notes, 7.805%, 2012	1,475,000 a,c	1,504,500
Sr. Notes, 8.25%, 2013	1,610,000 a	1,634,150
MCI,		
Sr. Notes, 8.735%, 2014	40,000 b	44,100
Nextel Communications,		
Sr. Notes, 7.375%, 2015	2,000,000	2,122,500
Nextel Partners,		
Sr. Notes, 12.5%, 2009	1,798,000	1,986,790
Pegasus Satellite Communications,		
Sr. Notes, 12.375%, 2006	750,000 d	443,437
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	3,227,000 a,c	3,335,911
Bank Note, Ser. B, 6.95%, 2010	1,051,000 a,c	1,053,628
Qwest Services:		
Notes, 14%, 2010	1,600,000 a	1,860,000
Notes, 14%, 2014	1,525,000 a	1,849,063
Sr. Secured Notes, 13.5%, 2007	5,807,000 a	6,489,323
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	5,962,000 e	5,172,035
Spectrasite,		
Sr. Notes, 8.25%, 2010	2,090,000	2,189,275
UbiquiTel Operations,		
Sr. Notes, 9.875%, 2011	1,560,000 a	1,727,700
US Unwired,		
Sr. Secured Notes, Ser. B, 10%, 2012	2,649,000	2,947,012
Verizon Global Funding,		
Notes, 6.75%, 2005	200,000 a	203,952
Western Wireless,		
Sr. Notes, 9.25%, 2013	3,227,000 b	3,694,915
		55,183,992
Textiles & Apparel - .7%		
Dan River,		
Sr. Notes, 12.75%, 2009	2,006,000 a,c,d,g	0
INVISTA,		
Notes, 9.25%, 2012	1,470,000 a	1,624,350
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	353,000	386,535
William Carter,		
Sr. Notes, Ser. B, 10.875%, 2011	1,663,000	1,845,930
		3,856,815
Transportation - 1.7%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	1,405,000	1,375,143
General Maritime,		
Sr. Notes, 10%, 2013	2,000,000	2,235,000
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	2,113,000 a,b	2,186,955
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	3,245,000 b	3,455,925
		9,253,023
Total Bonds and Notes		
(cost $486,275,659)		**495,842,428**

Preferred Stocks - 2.6 %			
Diversified Financial Service - 1.1%			
Sovereign Capital Trust II,			
Cum. Conv., $2.1875	108,900		5,159,137
Williams Holdings Of Delaware,			
Cum. Conv., $2.75	7,800	a	709,800
			5,868,937
Media - 1.5%			
Paxson Communications,			
Cum. Conv., $975	992	a	4,168,069
Spanish Broadcasting System,			
Cum. Conv., Ser. B, $107.5	3,169		3,494,232
			7,662,301
Total Preferred Stocks			
(cost $13,876,229)			**13,531,238**
Common Stocks - 0.4 %			
Telecommunications - 0.4%			
AboveNet	64,685	b,h	2,134,605
Horizon PCS, Cl. A	683	h	17,758
			2,152,363
Textiles & Apparel - 0.0%			
Dan River	64,520	b,g,h	**40,132**
Total Common Stocks			**2,192,495**
(cost $3,075,080)			
Other - 0.1 %			
Chemicals - 0.1%			
Huntsman (warrants)	526	a,h	**276,019**
Financial - 0.0%			
Ono Finance,	1,000	a,h	**1**
Telecommunications - 0.0%			
AboveNet (warrants)	5,083	h	66,079
AboveNet (warrants)	5,980	h	53,820
			119,899
Total Other			
(cost $251,812)			**395,919**
Other Investments - 1.3%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market fund			
(cost $7,000,000)	7,000,000	i	**7,000,000**
Investment of Cash Collateral for Securities Loaned - 16.2%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $84,637,436)	84,637,436	i	**84,637,436**
Total Investment (cost$595,116,216)	**115.3%**		**603,599,516**
Liabilities, Less Cash and Receivables	**(15.3%)**		**(80,302,288)**
Net Assets	**100.0%**		**523,297,228**

a Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At March 31, 2005, these securities amounted to 116,179,486 or 22.2% of net assets.

b All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $80,481,053 and the total market value of the collateral held by the fund is $84,637,436.

c Variable rate security--interest rate subject to periodic change.

d Non-income producing-security in default.

e Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f Security linked to Goldman Sachs Commodity Non-Energy-Excess Return Index.

g The value of these securities has been determined in good faith under the direction of the Board of Trustees.

h Non-income producing security.

i Investments in affiliated money market funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER MANAGED INCOME FUND

Statement of Investments
March 31, 2005 (Unaudited)

Bonds and Notes-	110.6%	Principal Amount (a)	Value ($)
Advertising-	**.1%**		
Lamar Media,			
Notes, 7.25%, 2013		30,000	**31,350**
Asset-Backed Ctfs./Auto Loans-	**1.9%**		
BMW Vehicle Owner Trust,			
Ser. 2004-A, Cl. A4, 3.32%, 2009		145,000	142,640
Ford Credit Auto Owner Trust,			
Ser. 2004-A, Cl. C, 4.19%, 2009		50,000	49,515
Hyundai Auto Receivables Trust,			
Ser. 2004-A, Cl. C, 3.36%, 2011		70,000	68,913
MMCA Automobile Trust,			
Ser. 2002-1, Cl. B, 5.37%, 2010		106,605	106,975
WFS Financial Owner Trust:			
Ser. 2004-3, Cl. B, 3.51%, 2012		205,622	202,745
Ser. 2004-4, Cl. B, 3.13%, 2012		220,000	217,016
Ser. 2005-2, Cl. B, 4.57%, 2012		170,000	169,230
Whole Auto Loan Trust,			
Ser. 2004-1, Cl. D, 5.6%, 2011		50,000 b	50,458
			1,007,492
Asset-Backed Ctfs./Credit Cards-	**1.7%**		
Capital One Multi-Asset Execution Trust:			
Ser. 2003-C4, Cl. C4, 6%, 2013		255,000	266,759
Ser. 2004-C1, Cl. C1, 3.4%, 2009		230,000	226,229
Chase Credit Card Master Trust,			
Ser. 2002-2, Cl. C, 3.71%, 2007		300,000 c	300,261
MBNA Credit Card Master Note Trust,			
Ser. 2004-A4, Cl. A4, 2.7%, 2009		100,000	97,239
			890,488
Asset-Backed Ctfs./Home Equity Loans-	**11.2%**		
ACE Securities,			
Ser. 2005-HE1, Cl. A2A, 2.97%, 2035		140,254 c	140,353
Accredited Mortgage Loan Trust,			
Ser. 2005-1, Cl. A2A, 2.95%, 2035		201,109 c	201,250
Ameriquest Mortgage Securities:			
Ser. 2003-8, Cl. AF3, 4.37%, 2033		160,000	159,898
Ser. 2004-FR1, Cl. A3, 2.65%, 2034		140,000	138,048
Ser. 2005-R1, Cl. A3A, 2.95%, 2035		211,396 c	211,584
Bear Stearns Asset Backed Securities:			
Ser. 2005-HE2, Cl. 1A1, 2.96%, 2035		160,210 c	160,309
Ser. 2005-HE3, Cl. 1A1, 2.93%, 2035		125,000 c	125,000
Chase Funding Loan Acquisition Trust,			
Ser. 2004-AQ1, Cl. A1, 3.03%, 2013		93,285 c	93,354
Chec Loan Trust,			
Ser. 2004-2, Cl. A1, 3.02%, 2025		129,846 c	129,936
Countrywide Asset-Backed Certificates:			
Ser. 2004-10, Cl. 2AV1, 3.01%, 2023		176,843 c	176,985
Ser. 2004-14, Cl. A1, 2.99%, 2036		448,881 c	449,264
Ser. 2005-2, Cl. 2A1, 2.91%, 2035		110,000 c	110,000
Fremont Home Loan Trust,			
Ser. 2005-1, Cl. 2A1, 2.95%, 2035		155,000 c	155,000
Merrill Lynch Mortgage Investors:			

Ser. 2005-NC1, Cl. A2A, 2.96%, 2035		209,041 c	209,188
Ser. 2005-WMC1, Cl. A2A, 2.95%, 2035		222,639 c	222,815
Morgan Stanley ABS Capital I,			
Ser. 2005-WMC2, Cl. A2A, 2.91%, 2035		160,000 c	160,000
Opteum Mortgage Acceptance,			
Ser. 2005-1, Cl. A2, 2.99%, 2035		280,893 c	280,890
Option One Mortgage Loan Trust,			
Ser. 2004-3, Cl. A2, 3%, 2034		237,726 c	237,912
Park Place Securities,			
Ser. 2005-WHQ1, Cl. A3A, 2.73%, 2035		386,257 c	386,672
Residential Asset Mortgage Products:			
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026		55,000	54,672
Ser. 2004-RS12, Cl. AI6, 4.547%, 2034		145,000	141,047
Ser. 2004-RS12, Cl. AII1, 2.98%, 2027		481,820 c	482,279
Ser. 2005-RS2, Cl. AII1, 2.96%, 2035		238,338 c	238,541
Ser. 2005-RS2, Cl. M2, 3.33%, 2035		140,000 c	140,253
Ser. 2005-RS2, Cl. M3, 3.4%, 2035		45,000 c	45,135
Ser. 2005-RS3, Cl. AIA1, 2.95%, 2035		230,000 c	230,000
Residential Asset Securities:			
Ser. 2001-KS3, Cl. MII1, 3.4%, 2031		151,089 c	151,612
Ser. 2004-KS6, Cl. AI1, 2.99%, 2022		249,876 c	250,031
Ser. 2004-KS10, Cl. AI1, 3.02%, 2013		186,222 c	186,377
Ser. 2005-EMX1, Cl. AI1, 2.95%, 2035		149,084 c	149,176
			5,817,581
Asset-Backed Ctfs./Manufactured Homes-	.7%		
Green Tree Financial,			
Ser. 1994-7, Cl. M1, 9.25%, 2020		120,000	130,214
Origen Manufactured Housing:			
Ser. 2004-B, Cl. A1, 2.87%, 2013		61,303	60,682
Ser. 2004-B, Cl. A2, 3.79%, 2017		65,000	63,477
Vanderbilt Mortgage Finance,			
Ser. 1999-A, Cl. 1A6, 6.75%, 2029		80,000	82,407
			336,780
Automotive-	2.2%		
DaimlerChrysler:			
Notes, 7.75%, 2005		260,000	262,222
Notes, Ser. D, 3.47%, 2006		295,000 c	296,309
ERAC USA Finance,			
Notes, 7.95%, 2009		100,000 b	113,236
General Motors:			
Bonds, 8.375%, 2033	EUR	100,000 d	113,044
Debs., 8.375%, 2033		340,000 d	291,653
Discount Debs., 0/7.75%, 2036		180,000 e	46,857
			1,123,321
Banking-	3.9%		
Chevy Chase Bank,			
Sub. Notes, 6.875%, 2013		145,000	150,800
Chuo Mitsui Trust & Banking,			
Sub. Notes, 5.506%, 2049		100,000 b,c	95,798
City National,			
Sr. Notes, 5.125%, 2013		75,000	74,616
Credit Suisse First Boston,			
Sub. Notes, 7.75%, 2006		250,000 b	260,135
Industrial Bank of Korea,			
Sub. Notes, 4%, 2014		75,000 b,c	72,245
National Westminster Bank,			
Sub. Notes, 7.375%, 2009		320,000	355,024
Union Planters Bank,			
Notes, 5.125%, 2007		150,000	152,500
Washington Mutual,			
Notes, 2.4%, 2005		315,000	312,633

Zions Bancorp:
Sr. Notes, 2.7%, 2006		125,000	123,196
Sub. Notes, 6%, 2015		410,000	428,062
			2,025,009

Building & Construction-	.1%		
American Standard,			
Sr. Notes, 7.375%, 2008		40,000	**42,802**

Cable/Media-	1.0%		
Clear Channel Communications,			
Notes, 4.25%, 2009		265,000	255,292
DirecTV Holdings/Finance,			
Sr. Notes, 8.375%, 2013		50,000	54,375
Liberty Media,			
Notes, 3.5%, 2006		205,000	202,115
			511,782

Chemicals-	1.0%		
ICI Wilmington:			
Notes, 4.375%, 2008		30,000	29,655
Notes, 5.625%, 2013		115,000	116,721
International Flavors & Fragrance,			
Notes, 6.45%, 2006		240,000	245,766
Lubrizol,			
Debs., 6.5%, 2034		125,000 d	131,008
			523,150

Commercial Mortgage Pass-Through Ctfs.-	3.9%		
Bear Stearns Commercial Mortgage Securities:			
Ser. 2003-T12, Cl. A3, 4.24%, 2039		295,000	287,153
Ser. 2004-PWR5, Cl. A3, 4.565%, 2042		120,000	118,133
CS First Boston Mortgage Securities,			
Ser. 2001-CF2, Cl. A4, 6.505%, 2034		135,000	145,958
Calwest Industrial Trust,			
Ser. 2002-CALW, Cl. A, 6.127%, 2017		70,000 b	74,366
Chase Commercial Mortgage Securities,			
Ser. 1997-2, Cl. C, 6.6%, 2029		40,000	42,091
DLJ Commercial Mortgage,			
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031		120,000	126,471
First Chicago/Lennar Trust,			
Ser. 1997-CHL1, Cl. D, 7.7514%, 2039		275,000 b,c	277,965
J.P. Morgan Commercial Mortgage Finance,			
Ser. 1997-C5, Cl. B, 7.159%, 2029		105,000	111,376
Lehman Brothers Floating Rate Mortgage Trust,			
Ser. 2004-LLFA, Cl. A1, 2.94%, 2017		151,045 b,c	151,122
Mach One Trust,			
Ser. 2004-1A, Cl. A1, 3.89%, 2040		127,151 b	124,661
Morgan Stanley Capital I:			
Ser. 1999-CAM1, Cl. A4, 7.02%, 2032		70,000	75,918
Ser. 1999-RM1, Cl. A2, 6.71%, 2031		200,000	212,887
Morgan Stanley Dean Witter Capital I,			
Ser. 2001-PPM, Cl. A3, 6.54%, 2031		250,000	263,423
			2,011,524

Commercial Services-	.8%		
Aramark Services,			
Sr. Notes, 7%, 2007		250,000	261,718
Equifax,			
Notes, 6.3%, 2005		140,000	141,005
			402,723

Consumer-	.0%		
Scotts,			

Sr. Sub. Notes, 6.625%, 2013		20,000	**20,300**
Containers-	.3%		
Sealed Air,			
Bonds, 6.875%, 2033		120,000 b	**130,470**
Environmental Control-	.5%		
Oakmont Asset Trust,			
Notes, 4.514%, 2008		105,000 b	103,989
Republic Services,			
Notes, 6.086%, 2035		35,000 b	38,130
Waste Management:			
Sr. Notes, 7%, 2028		75,000	84,079
Sr. Notes, 7.375%, 2029		30,000	35,027
			261,225
Financial Services-	3.2%		
Amvescap:			
Notes, 5.375%, 2013		135,000	134,170
Notes, 5.375%, 2014		285,000	277,992
Countrywide Home Loan,			
Notes, Ser. L, 2.74%, 2006		300,000 c	300,077
Deluxe,			
Notes, Ser. B, 3.5%, 2007		270,000	263,181
Glencore Funding,			
Notes, 6%, 2014		305,000 b	290,548
Jefferies:			
Sr. Notes, 7.75%, 2012		55,000	61,954
Sr. Notes, Ser. B, 7.5%, 2007		70,000	74,961
Leucadia National,			
Sr. Notes, 7%, 2013		115,000	115,288
SLM,			
Notes, 2.75%, 2005		160,000	158,979
			1,677,150
Food & Beverages-	1.1%		
H.J. Heinz,			
Bonds, 6.189%, 2005		375,000 b,c	380,507
Safeway,			
Sr. Notes, 4.125%, 2008		105,000	101,941
Stater Brothers,			
Sr. Notes, 8.125%, 2012		100,000 d	97,000
			579,448
Foreign/Governmental-	5.3%		
Australian Government,			
Bonds, 5.25%, 2010	AUD	1,090,000	827,027
Banco Nacional de Desenvolvimento Economico e Social,			
Unsub. Notes, 5.832%, 2008		250,000 c	246,331
Deutschland,			
Bonds, 4%, 2009	EUR	590,000	796,720
Fondo LatinoAmericano,			
Notes, 3%, 2006		115,000 b	113,615
Republic of Argentina,			
Bonds, 3.01%, 2012		230,000 c	194,667
Republic of El Salvador:			
Notes, 8.5%, 2011		60,000 b	67,800
Notes, 9.5%, 2006		120,000	127,062
Russian Federation,			
Unsub. Notes, 10%, 2007		125,000	137,787
Ukraine Government,			
Notes, 6.365%, 2009		100,000 b,c	107,000
United Mexican States,			

Notes, Ser. A, 6.75%, 2034		135,000 d	132,098
			2,750,107
Gaming/Lodging-	**1.7%**		
Ameristar Casinos,			
Sr. Sub. Notes, 10.75%, 2009		35,000	38,412
Caesars Entertainment:			
Sr. Notes, 8.5%, 2006		50,000	52,813
Sr. Sub. Notes, 7.875%, 2005		80,000	81,900
Carnival,			
Notes, 7.05%, 2005		300,000	301,249
MGM Mirage,			
Sr. Notes, 6%, 2009		90,000	89,213
Mohegan Tribal Gaming Authority:			
Sr. Notes, 6.125%, 2013		20,000 b	19,700
Sr. Sub. Notes, 7.125%, 2014		60,000	60,450
Royal Caribbean Cruises,			
Sr. Notes, 8.25%, 2005		175,000	175,000
Turning Stone Casino Entertainment,			
Sr. Notes, 9.125%, 2010		80,000 b	83,500
			902,237
Health Care-	**.7%**		
Coventry Health Care,			
Sr. Notes, 5.875%, 2012		60,000 b	60,300
HCA,			
Sr. Notes, 7.125%, 2006		100,000	103,389
UnitedHealth:			
Sr. Notes, 5.2%, 2007		80,000	81,424
Sr. Notes, 7.5%, 2005		100,000	102,006
			347,119
Industrial-	**1.8%**		
International Steel,			
Sr. Notes, 6.5%, 2014		125,000 d	128,125
RPM International:			
Bonds, 6.25%, 2013		145,000	152,064
Sr. Notes, 4.45%, 2009		125,000 b	122,119
Teck Cominco,			
Notes, 7%, 2012		165,000	179,725
Tyco International,			
Notes, 6.125%, 2007	EUR	260,000	360,039
			942,072
Insurance-	**2.0%**		
ACE Capital Trust II,			
Capital Securities, 9.7%, 2030		140,000	191,882
American International,			
Notes, Ser. F, 2.85%, 2005		130,000	129,396
Cincinnati Financial,			
Notes, 6.125%, 2034		145,000 b	146,581
Nationwide Mutual Insurance,			
Notes, 7.875%, 2033		110,000 b	132,736
Principal Life Inc. Funding,			
Secured Notes, 2.67%, 2005		230,000 c	230,028
Prudential Financial:			
Notes, Ser. B, 5.1%, 2014		85,000	84,315
Sr. Notes, 4.104%, 2006		100,000	100,368
			1,015,306
Manufacturing-	**.8%**		
Bombardier:			
Notes, 6.3%, 2014		200,000 b,d	169,000
Notes, 7.45%, 2034		320,000 b	262,400

			431,400

Oil & Gas- .6%

Pemex Project Funding Master Trust,			
Notes, 7.375%, 2014		205,000	219,863
Sempra Energy,			
Sr. Notes, 4.621%, 2007		80,000	80,357
			300,220

Paper & Paper Related- 1.5%

Abitibi-Consolidated,			
Debs., 8.5%, 2029		155,000	141,437
Georgia-Pacific,			
Sr. Notes, 8.875%, 2010		120,000	134,550
Sappi Papier,			
Notes, 6.75%, 2012		240,000 b	260,702
Temple-Inland,			
Notes, 5.003%, 2007		260,000	261,940
			798,629

Pipelines- .8%

ANR Pipeline,			
Sr. Notes, 7%, 2025		50,000	49,892
El Paso Natural Gas,			
Sr. Notes, Ser. A, 7.625%, 2010		130,000	136,970
Northwest Pipeline,			
Debs., 6.625%, 2007		210,000	217,088
			403,950

Printing/Publishing- .7%

R.R. Donnelley & Sons,			
Notes, 5%, 2006		70,000	70,582
Reed Elsevier Capital,			
Notes, 6.125%, 2006		270,000	275,711
			346,293

Racetracks-

| Speedway Motorsports, | .1% | | |
| Sr. Sub. Notes, 6.75%, 2013 | | 70,000 | **71,050** |

Real Estate- 2.3%

Archstone-Smith Operating Trust:			
Notes, 3%, 2008		85,000	81,001
Sr. Notes, 5%, 2007		75,000	75,871
Arden Realty:			
Notes, 5.2%, 2011		65,000	64,959
Sr. Notes, 7%, 2007		60,000	63,846
Boston Properties,			
Sr. Notes, 5.625%, 2015		85,000	86,213
Duke Realty:			
Sr. Notes, 5.25%, 2010		70,000	70,855
Sr. Notes, 6.95%, 2011		170,000	184,776
EOP Operating,			
Notes, 7.5%, 2029		110,000	126,006
ERP Operating,			
Notes, 4.75%, 2009		55,000	55,071
Healthcare Realty Trust,			
Sr. Notes, 8.125%, 2011		275,000	315,549
Mack-Cali Realty,			
Notes, 5.125%, 2015		75,000	73,386
			1,197,533

Residential Mortgage Pass-Through Ctfs.- 2.9%

Bank of America Mortgage Securities,			
Ser. 2004-F, Cl. 2A7, 4.175%, 2034		405,450 c	398,867
Citigroup Mortgage Loan Trust,			
Ser. 2005-WF1, Cl. A5, 5.01%, 2035		140,000	137,141
Countrywide Alternative Loan Trust:			
Ser. 2004-J5, Cl. 1A1, 3.04%, 2034		59,291 c	59,352
Stripped Security, Interest Only Class,			
Ser. 2004-J5, Cl. 1AIO, .75%, 2006		4,194,768 f	28,868
J.P. Morgan Mortgage Trust,			
Ser. 2005-A1, Cl. 5A1, 4.484%, 2035		83,535 c	82,465
Nomura Asset Acceptance,			
Ser. 2005-AP1, Cl. 2A5, 4.855%, 2035		200,000	196,313
Structured Adjustable Rate Mortgage Loan,			
Ser. 2005-8XS, Cl. A1, 2.95%, 2035		95,000 c	95,000
Structured Asset Mortgage Investments,			
Ser. 1998-2, Cl. B, 6.75%, 2030		3,294	3,282
Washington Mutual:			
Ser. 2003-AR10, Cl. A6, 4.08%, 2033		203,000 c	199,826
Ser. 2004-AR7, Cl. A6, 3.95%, 2034		135,000 c	131,325
Ser. 2004-AR9, Cl. A7, 4.23%, 2034		165,000 c	162,138
			1,494,577
Retail-	**.3%**		
May Department Stores:			
Notes, 3.95%, 2007		45,000	44,408
Notes, 4.8%, 2009		45,000	44,767
Office Depot,			
Sr. Notes, 6.25%, 2013		75,000	78,596
			167,771
Semiconductors-	**.1%**		
Freescale Semiconductor,			
Sr. Notes, 6.875%, 2011		70,000	**72,363**
State Government-	**1.9%**		
Badger Tobacco Asset Securitization,			
Asset-Backed Ctfs., 6.125%, 2027		200,000	203,160
Golden State Tobacco Securitization,			
Asset-Backed Ctfs., Ser. A-3, 7.875%, 2042		580,000	664,158
Sacramento County California Pension Funding,			
Bonds, Ser. C-1, 0%, 2030		100,000	94,941
			962,259
Telecommunications-	**2.5%**		
ALLTEL,			
Notes, 4.656%, 2007		150,000	150,987
Deutsche Telekom International Finance,			
Notes, 8.75%, 2030		285,000 c	373,841
France Telecom:			
Notes, 7.45%, 2006		250,000 c	257,792
Notes, 8%, 2011		110,000 c	126,016
MCI,			
Sr. Notes, 6.908%, 2007		41,000 c	41,820
Nextel Communications,			
Sr. Notes, 5.95%, 2014		100,000	100,000
Qwest:			
Notes, 5.625%, 2008		70,000	69,825
Sr. Notes, 7.875%, 2011		65,000 b	67,275
SBC Communications,			
Notes, 5.625%, 2016		90,000	90,542
			1,278,098
Tobacco-	**.8%**		

Philip Morris Capital, Bonds, 4%, 2006	CHF	460,000	**393,827**
U.S. Government-	**14.5%**		
U.S. Treasury Bonds, 6.25%, 5/15/2030		1,135,000	1,364,032
U.S. Treasury Inflation Protected Securities, 3.375%, 1/15/2007		1,961,803 d,g	2,059,263
U.S. Treasury Notes:			
2.625%, 3/15/2009		780,000 d	739,294
3.375%, 9/15/2009		2,055,000 d	1,992,308
4.25%, 8/15/2013		155,000 d	152,899
4.375%, 8/15/2012		1,200,000	1,203,180
			7,510,976
U.S. Government Agencies/Mortgage-Backed-	**30.9%**		
Federal Home Loan Mortgage Corp.:			
4%, 10/1/2009		118,974	117,933
4.5%, 10/1/2009		118,328	118,734
5%, 10/1/2018		649,089	650,303
6%, 7/1/2017-4/1/2033		398,609	409,598
Federal National Mortgage Association:			
3.53%, 7/1/2010		291,305	276,102
4.06%, 6/1/2013		100,000	92,843
5%		3,010,000 h	2,945,878
5%, 7/1/2011-4/1/2019		731,886	733,979
5.5%		1,335,000 h	1,341,895
5.5%, 12/1/2024-1/1/2034		1,760,399	1,769,983
6%		1,925,000 h	1,967,697
6%, 4/1/2018-6/1/2033		785,372	808,065
6.5%, 12/1/2031-11/1/2032		677,282	704,451
7%, 5/1/2032-7/1/2032		94,471	99,667
Grantor Trust:			
Ser. 2001-T6, Cl. B, 6.088%, 5/25/2011		275,000	293,541
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011		75,000	78,269
Government National Mortgage Association I:			
6.5%, 9/15/2032		194,492	203,425
8%, 2/15/2030-5/15/2030		12,133	13,085
Ser. 2003-64, Cl. A, 3.089%, 4/16/2024		35,755	35,183
Ser. 2003-88, Cl. AC, 2.9141%, 6/16/2018		296,078	285,292
Ser. 2003-96, Cl. B, 3.6072%, 8/16/2018		175,000	170,979
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022		118,382	114,412
Ser. 2004-23, Cl. B, 2.946%, 3/16/2019		140,000	133,935
Ser. 2004-25, Cl. AB, 1.698%, 11/16/2006		32,075	31,999
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023		350,000	338,607
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019		384,899	369,869
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018		251,129	248,607
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019		203,414	196,520
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017		266,628	261,246
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020		218,431	212,148
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022		222,353	213,656
Ser. 2004-108, Cl. A, 3.999%, 5/16/2027		124,238	121,762
Ser. 2005-9, Cl. A, 4.026%, 5/16/2022		99,706	98,079
Ser. 2005-12, Cl. A, 4.044%, 5/16/2021		74,757	73,715
Ser. 2005-14, Cl. A, 4.13%, 2/16/2027		149,664	147,442
Ser. 2005-29, Cl. A, 4.7%, 12/15/2029		175,000	171,497
Ser. 2005-32, Cl. B, 5.5%, 12/15/2029		150,000	148,500
			15,998,896
Utilities-Gas/Electric-	**4.8%**		
Ameren, Bonds, 4.263%, 2007		50,000	49,914
Consumers Energy:			
First Mortgage Bonds, 5.5%, 2016		100,000	99,900

First Mortgage Bonds, 6.25%, 2006		25,000	25,711
First Mortgage Bonds, Ser. B, 5.375%, 2013		185,000	186,604
First Mortgage Bonds, Ser. F, 4%, 2010		155,000	148,408
Dominion Resources,			
Notes, Ser. A, 3.66%, 2006		95,000	94,295
FPL Energy National Wind,			
Notes, 5.608%, 2024		100,000 b	99,136
FirstEnergy,			
Sr. Notes, Ser. A, 5.5%, 2006		310,000	315,387
IPALCO Enterprises,			
Sr. Secured Notes, 8.625%, 2011		75,000 c	86,438
Illinois Power,			
First Mortgage Bonds, 7.5%, 2009		115,000	127,344
Indianapolis Power & Light,			
First Mortgage Bonds, 6.6%, 2034		35,000 b	37,901
Nevada Power,			
Bonds, 5.875%, 2015		50,000 b	49,000
Niagara Mohawk Power,			
Sr. Notes, Ser. G, 7.75%, 2008		35,000	38,687
NiSource Capital Markets,			
Notes, 7.86%, 2017		75,000	87,088
NiSource Finance,			
Notes, 3.43%, 2009		275,000 c	276,877
PPL Capital Funding Trust I,			
Notes, 7.29%, 2006		220,000	226,844
TXU:			
Notes, 4.8%, 2009		275,000 b	266,683
Notes, Ser. C, 6.375%, 2008		65,000	67,701
United Utilities,			
Notes, 6.25%, 2005		55,000	55,571
Westar Energy,			
First Mortgage Bonds, 7.875%, 2007		160,000	171,060
			2,510,549
Total Bonds and Notes			
(cost $ 57,512,280)			**57,287,827**
Preferred Stocks-	**.9%**	**Shares**	**Value ($)**
Banking-	**.1%**		
Sovereign Capital Trust IV,			
Conv., $2.1875		1,400	**66,325**
Real Estate-	**.8%**		
Equity Office Properties Trust,			
Ser. B, Cum. Conv., $2.625		7,840	**401,800**
Total Preferred Stocks			
(cost $ 446,811)			**468,125**
Options-	**.0%**	**Face Amount Covered by Contracts($)**	**Value ($)**
Call Options-	**.0%**		
U.S. Treasury Notes,			
4%, 2/15/2015, May 2005 @ $96.9375		1,065,000	**7,455**
Put Options-	**.0%**		
U.S. Treasury Notes,			
4%, 2/15/2015, June 2005 @ $95.328125		575,000	**5,290**
Total Options			

(cost $ 19,298)			**12,745**

Short-Term Investments-	**.7%**	**Principal Amount ($)**	**Value ($)**
U.S. Treasury Bills:			
2.6%, 4/28/2005		325,000	324,373
2.49%, 6/16/2005		50,000	49,716
Total Short-Term Investments			
(cost $ 374,083)			**374,089**

Investment of Cash Collateral for Securities Loaned- Registered Investment Company;	**12.7%**	**Shares**	**Value ($)**
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $ 6,563,366)		6,563,366 I	**6,563,366**

Total Investments (cost $ 64,915,838)	**124.9%**	**64,706,152**
Liabilities, Less Cash and Receivables	**-24.9%**	**(12,916,349)**
Net Assets	**100.0%**	**51,789,803**

a *Principal amount stated in U.S. Dollars unless otherwise noted.*
AUD- Australian Dollars
CHF- Swiss Francs
EUR- Euro

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At March 31, 2005, these securities amounted to $ 4,229,078 or 8.2% of net assets.

c Variable rate security-interest rate subject to periodic change.

d All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $ 6,392,833 and the total market value of the collateral held by the fund is $ 6,563,366.

e Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f Notional face amount shown.

g Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

h Purchased on a forward commitment basis.

I Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.